FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 3
to
ANNUAL REPORT

OF
REPÚBLICA ORIENTAL DEL URUGUAY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Amounts as to
	which	Names of
	registration	exchanges on which
Title of Issue	is effective	registered

N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt Am Main
Germany

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note
     This amendment (the “Amendment”) to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2004 (the “Annual Report”), is comprised of the following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated July 19, 2005, between the Republic, Banco Central del Uruguay, as financial agent of the Republic, and Deutsche Bank AG, London Branch, UBS Securities LLC, Commerzbank Aktiengesellschaft and Fortis Bank nv-sa.

Exhibit 2	Form of 6.875% Bonds due 2016.

Exhibit 3	Opinion of Dr. Enrique Guerra, Counsel to the Ministry of Economy and Finance of the Republic.

Exhibit 4	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

SIGNATURE
EXHIBIT INDEX
EX-99.1: CONFORMAED COPY OF UNDERWRITING AGREEMENT
EX-99.2: FORM OF 6.875% BONDS DUE 2016
EX-99.3: OPINION OF DR. ENRIQUE GUERRA
EX-99.4: OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 4th day of August 2005.

REPÚBLICA ORIENTAL DEL URUGUAY

By:	/s/ Danilo Astori

Danilo Astori
Minister of Economy and Finance of
República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated July 19, 2005, between the Republic, Banco Central del Uruguay, as financial agent of the Republic, and Deutsche Bank AG, London Branch, UBS Securities LLC, Commerzbank Aktiengesellschaft and Fortis Bank nv-sa.

Exhibit 2	Form of 6.875% Bonds due 2016.

Exhibit 3	Opinion of Dr. Enrique Guerra, Counsel to the Ministry of Economy and Finance of the Republic.

Exhibit 4	Opinion of Cleary Gottlieb Steen & Hamilton LLP.